Exhibit 4.0

                           CERTIFICATE OF DESIGNATION
                           SERIES "B" PREFERRED STOCK

         The Series "B" Preferred Stock ("Series "A" Stock") shall consist of 100,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series "B" Stock shall be as follows:

         o Dividends shall be declared and set aside for any shares of the Series" B" Stock in the same manner as the Common Stock;

         o Each holder of Series "B" Stock shall be entitled to vote on all matters for which the shareholder of the corporation have the right to vote and shall be entitled to 250 votes per share. Except as otherwise expressly provided by the Nevada Business Corporation Act, the holders of shares of Series "B" Stock and Common Stock shall vote together as a single class on all matters;

         o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series "B" Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common Stock.